UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

MARLIN BUSINESS SERVICES CORP.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

571157106

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 571157106	SCHEDULE 13D	PAGE 2 OF 15 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,976,925 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,976,925 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,976,925 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2% (See Item 5)
14	TYPE OF REPORTING PERSON* IA, OO – Limited Liability Company

*	See Instructions

CUSIP No. 571157106	SCHEDULE 13D	PAGE 3 OF 15 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,124,267 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,124,267 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,124,267 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

CUSIP No. 571157106	SCHEDULE 13D	PAGE 4 OF 15 PAGES

1	NAME OF REPORTING PERSONS RMCP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,124,267 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,124,267 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,124,267 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 571157106	SCHEDULE 13D	PAGE 5 OF 15 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Investors I LLC – Series A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 852,658 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 852,658 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 852,658 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Series Limited Liability Company

*	See Instructions

CUSIP No. 571157106	SCHEDULE 13D	PAGE 6 OF 15 PAGES

1	NAME OF REPORTING PERSONS RMCP Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 852,658 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 852,658 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 852,658 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 571157106	SCHEDULE 13D	PAGE 7 OF 15 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,976,925 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,976,925 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,976,925 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2% (See Item 5)
14	TYPE OF REPORTING PERSON* CO – Corporation

*	See Instructions

CUSIP No. 571157106	SCHEDULE 13D	PAGE 8 OF 15 PAGES

1	NAME OF REPORTING PERSONS Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,976,925 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,976,925 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,976,925 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

CUSIP No. 571157106	SCHEDULE 13D	PAGE 9 OF 15 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) None (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

CUSIP No. 571157106	SCHEDULE 13D	PAGE 10 OF 15 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) None (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

CUSIP No. 571157106	SCHEDULE 13D	PAGE 11 OF 15 PAGES

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2009, as amended by Amendment No. 1 thereto, filed with the SEC on December 21, 2009, Amendment No. 2 thereto, filed with the SEC on January 5, 2010, and Amendment No. 3 thereto filed with the SEC on May 18, 2011 (collectively, this “Schedule 13D”), by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Capital Partners II, L.P., a Delaware limited partnership (“RMCP II”), (iii) Red Mountain Capital Partners III, L.P., a Delaware limited partnership (“RMCP III”), (iv) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (v) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (vi) Willem Mesdag, a natural person and U.S. citizen, with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Marlin Business Services Corp., a Pennsylvania corporation (“Marlin”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended and restated as follows:

(a), (c), (f)	This Schedule 13D is being jointly filed by (i) RMCP LLC, (ii) Red Mountain Partners, L.P., a Delaware limited partnership (“RMP”), (iii) RMCP GP, (iv) Red Mountain Investors I LLC – Series A, a Delaware series limited liability company (“RMI Series A”), (v) RMCP Manager LLC, a Delaware limited liability company (“RMCP Manager”), (vi) RMCM and (vii) Mr. Mesdag. RMCP LLC, RMP, RMCP GP, RMI Series A and RMCP Manager are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.”

RMP was formed, and its principal business is, to invest in small cap public companies and to enhance shareholder value through active ownership. RMCP GP is the general partner of RMP and thus may be deemed to control RMP. RMI Series A was formed, and its principal business is, to invest in the Common Stock. RMCP Manager is the managing member of RMI Series A and thus may be deemed to control RMI Series A. RMCP LLC is the managing member of RMCP GP and the sole member of RMCP Manager and thus may be deemed to control RMCP GP and RMCP Manager and each entity directly or indirectly controlled by RMCP GP or RMCP Manager. RMCM is the managing member of RMCP LLC and thus may be deemed to control RMCP LLC and each entity directly or indirectly controlled by RMCP LLC. Mr. Mesdag is the president, sole executive officer, sole director and sole shareholder of RMCM and thus may be deemed to control RMCM and each entity directly or indirectly controlled by RMCM (including Red Mountain). The principal business of each of RMCP GP, RMCP Manager, RMCP LLC and RMCM is investment. The principal occupation of Mr. Mesdag is serving as an executive officer and Managing Partner of RMCP LLC. He is a U.S. citizen.

Each of J. Christopher Teets, Jack Watkinson and John Hill (and each of their principal occupations) is serving as an executive officer and Partner of RMCP LLC. None of Mr. Teets, Mr. Watkinson or Mr. Hill controls any Reporting Person. Information regarding Mr. Teets, Mr. Watkinson and Mr. Hill is being included in this Schedule 13D solely for purposes of complying with General Instruction C to Schedule 13D. Each of Mr. Teets, Mr. Watkinson and Mr. Hill is a U.S. citizen.

(b)	The principal executive offices of Red Mountain and RMCM are located at, and the principal business address of each of Mr. Mesdag, Mr. Teets, Mr. Watkinson and Mr. Hill is, 10100 Santa Monica Boulevard, Suite 925, Los Angeles, California 90067.

(d)-(e)	During the last five years, none of the Reporting Persons, Mr. Teets, Mr. Watkinson or Mr. Hill has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 571157106	SCHEDULE 13D	PAGE 12 OF 15 PAGES

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to include the following information:

Previously, 1,184,385 shares of Common Stock were reported as being held by RMCP II, and 75,517 shares of Common Stock were reported as being held by RMCP III. At the time, RMP owned 100% of the economic interests of RMCP II and RMCP III, and RMCP GP served as the general partner of each of RMP, RMCP II and RMCP III. As part of an internal restructuring, RMCP II and RMCP III distributed all Common Stock held by them to RMP in a transaction that resulted in a change in the form of beneficial ownership of such Common Stock but not a change in pecuniary interest in such Common Stock. As a result of such internal restructuring, RMP now directly holds such shares of Common Stock, and each of RMCP II and RMCP III has ceased to beneficially own any Common Stock and has been dissolved.

RMP and RMI Series A purchased a block of 1,705,317 shares of Common Stock at an aggregate purchase price (excluding trading commissions and related administrative costs) of $34,106,340. The source of the funds used by RMP and RMI Series A to purchase such shares was working capital of RMP and RMI Series A, respectively.

The information set forth in Item 5(c) below is hereby incorporated by reference into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

The information set forth in Item 6 below is hereby incorporated by reference into this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a)-(b)	RMP beneficially owns, in the aggregate, 2,124,267 shares of Common Stock, which represent approximately 16.6% of the outstanding Common Stock.(1) RMP has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 2,124,267 shares of Common Stock. Because RMCP GP may be deemed to control RMP, RMCP GP may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMP.

RMI Series A beneficially owns, in the aggregate, 852,658 shares of Common Stock, which represent approximately 6.7% of the outstanding Common Stock. RMI Series A has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 852,658 shares of Common Stock. Because RMCP Manager may be deemed to control RMI Series A, RMCP Manager may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMI Series A.

Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control, directly or indirectly, RMP, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMP.

(1)	All calculations of percentage ownership in this Schedule 13D are based on the 12,820,714 shares of Common Stock outstanding as of October 27, 2014, as reported in the Quarterly Report on Form 10-Q filed by Marlin with the SEC on October 31, 2014.

CUSIP No. 571157106	SCHEDULE 13D	PAGE 13 OF 15 PAGES

Because each of RMCP Manager, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control, directly or indirectly, RMI Series A, each of RMCP Manager, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMP.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, each of Mr. Teets, Mr. Watkinson and Mr. Hill disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

(c)	On December 22, 2014, RMP and RMI Series A agreed to purchase a block of 1,705,317 shares of Common Stock from WCI (Private Equity), LLC, an affiliate of Peachtree Equity Investment Management, Inc., at a purchase price of $20.00 per share. The transaction is expected to close on or about December 29, 2014.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D, except that dividends from, and proceeds from the sale of, the shares of Common Stock held for the accounts managed by Red Mountain may be delivered to such accounts.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended and restated as follows:

To facilitate the transaction described in this Schedule 13D, RMP, RMCP GP LLC, RMCP and RMCM made certain customary passivity commitments to the Federal Reserve Board in a commitment letter (the “Commitment Letter”) to ensure that RMP, RMCP GP LLC, RMCP and RMCM and their affiliates will not, without the prior approval of the Federal Reserve Board or its staff, (i) exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries, (ii) own, control or hold with power to vote securities that represent 25% or more of any class of voting securities of Marlin or any of its subsidiaries, (iii) propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by Marlin’s management or board of directors, (iv) solicit or participate in soliciting proxies with respect to any matter presented to Marlin’s shareholders or (v) dispose or threaten to dispose (explicitly or implicitly) of equity interests of Marlin in any manner as a condition or inducement of specific action or non-action by Marlin, among other things.

The foregoing reference to and description of the Commitment Letter do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Commitment Letter, which is filed as Exhibit 99.3 to this Schedule 13D and incorporated herein by reference.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of Marlin.

CUSIP No. 571157106	SCHEDULE 13D	PAGE 14 OF 15 PAGES

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement, dated as of June 15, 2009, by and among RMCP and certain of its affiliates (incorporated by reference to Exhibit 1 to the Schedule 13D filed with the SEC on June 15, 2009 by RMCP and certain of its affiliates with respect to the Common Stock).

99.2	Joint Filing Agreement, dated as of December 22, 2014, by and among the Reporting Persons (filed herewith).

99.3	Passivity Commitment Letter from RMP, RMCP GP LLC, RMCP and RMCM to the Board of Governors of the Federal Reserve (filed herewith).

CUSIP No. 571157106	SCHEDULE 13D	PAGE 15 OF 15 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2014

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN PARTNERS, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN INVESTORS I LLC – SERIES A

By:	RMCP Manager LLC, its managing member

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RMCP MANAGER LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

WILLEM MESDAG

/s/ Willem Mesdag